Exhibit 4.2

DESCRIPTION OF OUR UNITS

The following description is based on relevant portions of the Delaware Act and of our LLC Agreement. This summary is not necessarily complete, and we refer you to the Delaware Act and our LLC Agreement for a more detailed description of the provisions summarized below.

General

As of December 31, 2025, there were 10 Common Units outstanding, and no Preferred Units outstanding. There is currently no market for our Common Units, and we can offer no assurances that a market for our Common Units will develop in the future. We do not intend for the Common Units offered under this Registration Statement to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Common Units. No Common Units have been authorized for issuance under any equity compensation plans.

Common Units

Under the terms of the LLC Agreement, we retain the right to accept subscriptions for Capital Commitments to purchase our Common Units during the Investment Period. In addition, holders of Common Units are entitled to one vote for each Common Unit held on all matters submitted to a vote of unitholders and do not have cumulative voting rights. Unitholders are entitled to receive proportionately any distributions declared by the Board, subject to any preferential dividend rights of outstanding Preferred Units. Upon our liquidation, dissolution or winding up, the unitholders will be entitled to receive ratably our net assets available after the payment of (or establishment of reserves for) all debts and other liabilities and will be subject to the prior rights of any outstanding Preferred Units. Unitholders have no redemption or preemptive rights. The rights, preferences and privileges of unitholders are subject to the rights of the holders of any Preferred Units that we may designate and issue in the future.

Preferred Units

Under the terms of the LLC Agreement, our Board is authorized to issue one class of Preferred Units without approval of the common unitholders, which Preferred Units would have rights senior to those of the Common Units, and such other characteristics as our Board may determine, but, for so long as the Company operates as a BDC, in a manner that complies with the legal requirements applicable to a BDC. Prior to the issuance of a series of Preferred Units, the Board is required by the LLC Agreement to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The 1940 Act limits our flexibility as certain rights and preferences of the Preferred Units require, among other things: (i) immediately after issuance and before any distribution is made with respect to the Units, we must meet an asset coverage ratio of total assets to total senior securities, which include all of our borrowings and any Preferred Units; and (ii) the holders of Preferred Units, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if and for so long as distributions on the Preferred Units are unpaid in an amount equal to two full years of distributions on the Preferred Units.

Transfer and Resale Restrictions

We intend to sell our Common Units in private offerings in the United States under the exemption provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and other exemptions from the registration requirements of the Securities Act. Investors who acquire our Common Units in such private offerings are required to complete, execute and deliver a Subscription Agreement, a joinder to our LLC Agreement and related documentation, which includes customary representations and warranties, certain covenants and restrictions and indemnification provisions.

No transfer of our investors’ Capital Commitments or all or any portion of our investors’ Common Units (including a transfer of solely an economic interest in us) may be made without (a) registration of the transfer on our books and (b) our prior written consent, which may be given or withheld in our sole discretion for any or no reason. In any event, our consent may be withheld including, without limitation, (1) if the creditworthiness of the proposed transferee, as determined by us in our sole discretion, is not sufficient to satisfy all obligations under the Subscription Agreement or (2) if we do not receive an opinion of counsel (who may be counsel for the Company) satisfactory in form and substance to us that provides:

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(i) such transfer would not violate the Securities Act or any state (or other jurisdiction) securities or “blue sky” laws applicable to us or the Common Units to be transferred; and
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(ii) in the case of a transfer to:
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an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to the fiduciary responsibility provisions of Title I of ERISA;

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a “plan” described in Section 4975(e)(1) of the Code, that is subject to Section 4975 of the Code;
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an entity that is, or is deemed to be, using (for purposes of ERISA or Section 4975 of the Code) “plan assets” to purchase or hold its investments; or
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a person (including an entity) that has discretionary authority or control with respect to our assets or a person who provides investment advice with respect to our assets or an “affiliate” of such person,such transfer would not be a “prohibited transaction” under ERISA or Section 4975 of the Code or cause all or any portion of our assets to constitute “plan assets” under ERISA or Section 4975 of the Code.

Any person that acquires all or any portion of our Common Units from an investor in a transfer permitted under the Subscription Agreement is obligated to pay to us the appropriate portion of any amounts thereafter becoming due in respect of the Capital Commitment committed to be made by its predecessor in interest. Notwithstanding the transfer of all or any fraction of our Common Units, as between an investor and us, the investor will remain liable for their Capital Commitments prior to the time, if any, when the purchaser, assignee or transferee of such Common Units, or fraction thereof, becomes a holder of such Common Units.

Limited Liability of the Members

No common unitholder or former common unitholder, in its capacity as such, will be liable for any of our debts, liabilities or obligations except as provided hereunder and to the extent otherwise required by law. Each common unitholder will be required to pay to us any Capital Commitments that they have agreed to make to us and the unpaid balance of any other payments that he, she or it is expressly required to make to us pursuant to the LLC Agreement or pursuant to such common unitholder’s Subscription Agreement, as the case may be.